Exhibit (d)(5)(i)

FIRST AMENDMENT TO THE MONEY MARKET FUND

EXPENSE LIMITATION AGREEMENT

ING SERIES FUND, INC

This First Amendment, effective as of April 1, 2010, amends the Money Market Fund Expense Limitation Agreement (the “Agreement”) dated the 15th day of December, 2008, as amended, between ING Investments, LLC (the “Investment Manager”), ING Funds Distributor, LLC (the “Distributor”), and ING Series Fund, Inc. (the “Registrant”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of April 1, 2010.

NOW, THEREFORE, the parties agree as follows:

1. Section 2 is hereby deleted in its entirety and replaced with the following:

2. Right to Recoupment.

Upon notice to the Board of Directors (the “Board”) of the Registrant, if the Investment Manager has waived or reduced any fees payable to it, as applicable, or made any payments pursuant to Section 1.3 above, relating to any of the 36 months immediately preceding any month end calculation pursuant to Section 1.3 above, the Investment Manager shall be entitled to recoup from a Fund any such fees waived or reduced and any such payments made (collectively, a “Recoupment Amount”), if (i) on the date of any calculation under Section 1.2, the day’s gross income for any class of a Fund is greater than that day’s expenses for that class, and (ii) such Recoupment Amounts have not already been recouped. Any amounts recouped from a class of a Fund shall be recouped in accordance with the principles of the Fund’s Multiple Class Plan Pursuant to Rule 18f-3 under the 1940 Act. Amounts recouped shall be allocated to the oldest Recoupment Amounts during such 36 month period until fully recouped, and thereafter to the next oldest Recoupment Amounts, and so forth. Such recoupment may not result in: (i) more than 20% of the daily yield for that class of the Fund prior to such recoupment; (ii) any class of the Fund having a daily yield of less than 0.00%; and (iii) the Distributor recouping any amounts. Additionally, such recoupment is also subject to limitations pursuant to any existing expense limitation agreement for the Fund.

2. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3. In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

ING SERIES FUND, INC.		ING INVESTMENTS, LLC

By:	/s/ Kimberly A. Anderson	By:	/s/ Todd Modic
	Kimberly A. Anderson		Todd Modic
	Senior Vice President		Senior Vice President

ING FUNDS DISTRIBUTOR, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President